October 25, 2004

Mail Stop 0409

Brad A. Morrice
Vice Chairman, President and Chief Operating Officer
New Century REIT, Inc.
18400 Von Karman, Suite 1000
Irvine, CA  92612

Re:	Registration Statement on Form S-3 Filed October 14, 2004
Registration No. 333-119753

Dear Mr. Morrice:

	We have Limited our review of your filing to the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the cover page and all other relevant portions of the registration statement to make clear that the company is registering for resale the common stock issuable upon the conversion of the senior notes that were offered privately. For example, we refer to your disclosure in the final paragraph under the heading, "Explanatory Note" that appears to indicate that you are registering
both the issuance and the resale of the common stock.   We note that
the registration statement that is being amended post-effectively by this registration statement covered the resale of the common stock only. Please revise the S-3 to make clear the nature of the registered offering.

*  *  *  *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Owen Pinkerton, Attorney-Advisor, at (202) 942-1971 or me at (202) 942-1960 with any other questions.


Sincerely,



Karen J. Garnett
Assistant Director

cc:	Peter T. Healy, Esq. (via facsimile)
	O`Melveny & Myers LLP

New Century REIT, Inc.
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